                                                                           DRAFT
   As filed with the Securities and Exchange Commission on July 6, 2000
                                                  Commission File No. 333-______
________________________________________________________________________________
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
     ____________________________________________________________________
                                   FORM F-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

     ____________________________________________________________________
                          BID.COM INTERNATIONAL INC.

           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER AND
                TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           Ontario                                                          N/A
(State or other jurisdiction of incorporation or organization)               (I.R.S. Employer Identification No.)

      ___________________________________________________________________
                               6725 Airport Road
                                   Suite 201
                             Mississauga, Ontario
                                Canada  L4V 1V2
                                (905) 672-7467
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
      __________________________________________________________________
                            Baer Marks & Upham LLP
                               805 Third Avenue
                           New York, New York 10022
                    Attention: Steven S. Pretsfelder, Esq.
                                (212) 702-5730
           (Name, address and telephone number of agent for service)
      __________________________________________________________________
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___.

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___.

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_] ___.

                        Calculation of Registration Fee

=================================================================================================
  Title of each class of      Amount                          Proposed
    securities to be           to be       Price per          Maximum             Amount of
       registered           Registered     Share(1)      Aggregate offering    Registration fee
                                                               Price
-------------------------------------------------------------------------------------------------
Common Shares               1,261,106      $ 2.63        $ 3,316,708.78          $ 875.61
=================================================================================================

     (1) This amount is based upon the average of the high and low sales prices as of June 3, 2000, and is being used solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


________________________________________________________________________________

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the Registration Statement is declared effective. This prospectus is not an offer to sell these securities, and the selling shareholder is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                       SELLING SHAREHOLDER'S PROSPECTUS
                       --------------------------------


                           1,261,106  COMMON SHARES

                          BID.COM INTERNATIONAL INC.

     This is an offering of common shares by a shareholder of Bid.Com International Inc. The common shares to be offered by the selling shareholder through this prospectus consist of the common shares currently held by the shareholder and common shares issuable upon exercise of the shareholder's warrants.

     The selling shareholder will receive all of the proceeds from the sale of the common shares, less any commissions or discounts paid to brokers or other agents. We will not receive any of the proceeds from the sale of the common shares.

     The selling shareholder may offer and sell the common shares on the Nasdaq National Market at prevailing market prices or in privately negotiated transactions at prices other than the market price. On July 3, 2000, the closing sale price for our common shares on the Nasdaq National Market was US$2.6875.

                             ____________________

            Investing in our shares involves a high degree of risk.
            -------------------------------------------------------
                    See "Risk Factors" beginning on page 2.
                    ---------------------------------------

                             ____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             ____________________

                              DATED JULY __, 2000

                             SUBJECT TO COMPLETION

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   2
Use of Proceeds............................................................   5
Selected Financial Data....................................................   6
Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................................   8
Information About Our Company..............................................  17
Selling Shareholders.......................................................  18
Plan of Distribution.......................................................  19
Description of Capital Shares..............................................  20
Legal Matters..............................................................  21
Experts....................................................................  21
Documents Incorporated by Reference........................................  21
Where You Can Find More Information........................................  22

                          FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements, regarding among other items:
 .  our future capital needs;
 .  our ability to further develop our business-to-business relationships and revenues;
 .  our ability to develop appropriate alliances;
 .  acceptance of our products and services;
 .  competitive factors;
 .  new products and technological changes;
 .  our marketing and sales plans;
 .  our expectations about the markets for our online products and services;
 .  the acceptance of the Internet and/or online auctions as a viable commercial medium;
 . the validity of our patent and protection of our proprietary technology; and . geographic expansion of our business.

We have based these forward-looking statements largely on our expectations. Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risk Factors" section beginning on page 2, including, among others:

 .  the timing of our future capital needs and our ability to raise additional capital when needed;
 .  uncertainty about the acceptance of the Internet and/or online auctions as a viable commercial medium;
 .  uncertainty of market acceptance of our products and services;
 .  our ability to compete with other e-commerce enablers and online auction businesses;
 .  failure to timely develop or license new technologies;
 .  delays in the issuance of, or the failure to obtain, patents for certain proprietary technologies;
 .  problems with important vendors and business partners on whom we rely;

 .  our inability, directly and/or through our marketing and advertising alliances, to attract a sufficient number of customers to our Web site;
 .  our inability to attract and retain key personnel;
 .  risk of system failure or interruption;
 . implementation and enforcement of government regulations; and . problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships.

We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus, might not transpire.

Trademarks or trade names of Bid.Com used in this prospectus include:
BID.COM/TM/; POWERED BY BID.COM/TM/; BID.COM/TM/, THE ONLINE AUCTION/TM/; INTERNET LIQUIDATORS/TM/; BID BUDDY/TM/; SEARCH BUDDY/TM/; and EXPERIENCE ENGINE/TM/.

Unless we indicate otherwise, all references in this prospectus, or in the material incorporated by reference from our Annual Report on Form 20-F or our Reports on Form 6-K into this prospectus, to "dollars" or "$" mean Canadian dollars and all references to "U.S. dollars" or "US$" mean U.S. dollars. Our financial statements incorporated into this prospectus by reference from our Annual Report on Form 20-F and our Reports on Form 6-K, are expressed in Canadian dollars. The financial statements and some of the financial information presented in our Annual Report on Form 20-F have been translated for convenience purposes from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.4440 to US$1.00, which was the noon buying rate in New York City on December 31, 1999 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The financial statements in our Report on Form 6-K, dated May 2, 2000, have been translated for convenience purposes from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.4538 to US$1.00, which was the noon buying rate in New York City on March 31, 2000 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These translations should not be construed as representations that the Canadian dollars represent, or have been or could be converted into, U.S. dollars at that or any other rate.

                              PROSPECTUS SUMMARY

     This prospectus summary highlights selected information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company and the shares being sold in this offering, which information appears elsewhere in this prospectus and in selected portions of our Annual Report on Form 20-F and other documents filed with the Securities and Exchange Commission that we have incorporated by reference into this prospectus.

                                 OUR BUSINESS

     We are a global provider of online dynamic pricing solutions for the business-to-business and business-to-consumer markets. Our dynamic pricing "powered by Bid.Com" solutions include ascending price auctions, live or real-time Dutch (declining price) auctions, requests for proposal/quote auctions and fixed price formats together with related consulting, research, training and implementation services. We provide our auction technology and related services to business customers to enable them to conduct online auctions and other e-commerce product and service offerings. We also offer business-to-consumer auction services at our Web site www.bid.com.

     We have developed a proprietary e-commerce auction platform which we believe is state-of-the-art. Our platform has a scaleable transactional backbone and an efficient delivery system. In March 1999, we received a patent from the U.S. Patent and Trademark Office covering our process for conducting Dutch auctions over electronic distribution channels. We believe that our capability within the Dutch auction sector is a key point of differentiation in the online marketplace. We believe this differentiation will grow in significance as more online shoppers and businesses become familiar with the Dutch auction format.

     Through our business-to-consumer auctions, we sell a broad range of products at prices that usually are lower than those charged by traditional retailers. We sell primarily brand name, front-line products under manufacturers warranty, including computer hardware and software, consumer electronics and toys, games and sporting goods.

     From the commencement of our business operations in 1995 through 1998, we focussed our activities primarily on business-to-consumer auctions. Beginning in 1999, we began to shift our primary business focus to business-to-business auctions and related services. We believe that our services and product offerings in the business-to-business market will enable us to realize higher margins than the services and products we have been offering in the business-to-consumer market. We have entered into auction enabling agreements under which we provide customers with technology and other services which enable them to conduct online business-to-business auctions and other services in several industry sectors, including electronic media, travel, wireless communications, automotive, heavy machinery and art and antiques. On June 14, 2000, we announced our decision to accelerate our transition from the business-to-consumer market to the business-to-business market. To achieve this goal we plan to significantly curtail or eliminate our business-to-consumer auctions and related services over the remainder of 2000. As a result we expect that we will experience a significant reduction in revenues from the business-to-consumer market, which will result in a substantial reduction in total revenues for fiscal year 2000, as compared to fiscal year 1999.

     Our principal business offices are located at 6725 Airport Road, Suite 201, Mississauga, Ontario, Canada L4V 1V2. Our telephone number is (905) 672-7467.

                                 RISK FACTORS

     An investment in our common shares is risky. Our Annual Report on Form 20-F, incorporated into this prospectus by reference, contains a number of risks associated with investing in our common shares. You should carefully consider those risks contained in our Annual Report on Form 20-F prior to making an investment in our common shares. The following risks supplement or supercede, as appropriate, the risks contained in our Annual Report on Form 20-F. If any of these risks actually occur our business could be harmed. In that case, the trading price of our common shares could decline, and you might lose all or part of your investment.

We will need additional capital in the future, and if we are unable to secure additional financing when we need it, we may be required to curtail our operations significantly, which would have a material adverse affect on our business, financial condition and results of operations.

     Since we began our operations, we have funded our operations primarily through the sale of securities to investors in a series of private placements and, to a limited extent, through cash flow from operations.

     At this time, funds from operations are not sufficient to meet our anticipated financial requirements. As of June 19, 2000, we had cash on hand and marketable securities of approximately $10.2 million. Based on current plans, we believe that current cash balances, anticipated funds from operations and proceeds which we expect to receive from the sale of certain of our investments will be sufficient to meet our needs into the first quarter of 2001. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

     We do not have any committed sources of financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail our operations, which would have a material adverse effect on our business, financial condition and results of operations. If we need to obtain funds potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. If we raise funds by selling additional capital shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

As a result of the evolution of our business model, we will generate significantly less revenue from the business-to-consumer market in 2000 as compared to 1999 and we may not be able to replace that revenue stream.

     During 1999 we began to shift our primary business focus from the business-to-consumer market to the business-to-business market. On June 14, 2000, we announced our decision to accelerate that shift. As a result, we are devoting significantly less marketing resources to our business-to-consumer auctions and related services and we will significantly curtail or eliminate our business-to-consumer auctions and related services over the remainder of 2000. As a result, the revenue we generate from our business-to-consumer auctions and our total revenue will significantly decline during 2000. During 1999, a substantial majority of our revenues were generated from our business-to-consumer auctions and related services. We cannot assure you that we will be able to replace this lost revenue stream with revenue generated from our business-to-business services. If we are unable to generate sufficient revenues from our business-to-business services our business, results of operations, cash flow, financial condition and prospects could be materially adversely affected.


If our common shares trade below specified price thresholds, our common shares may be removed from the Nasdaq National Market and may become subject to "penny stock" regulations which may affect your liquidity in our common shares.

     If our common shares trade below specified price thresholds, our common shares were first quoted on the Nasdaq National Market on April 20, 1999. Since then, our common shares from time to time have traded at prices below US$5.00. Since May 2000, our common shares have from time to time traded between US$1.00 and US$2.00. Should the bid price of our shares on Nasdaq fall below US$1.00 for 30 consecutive trading days, Nasdaq could remove our common shares from the quotation on the Nasdaq National Market. In such event, we would seek to have our common shares quoted on the Nasdaq Small Cap Market, or listed on a stock exchange. We cannot assure you that our application to have our common shares quoted on the Nasdaq Small Cap Market or listed on another stock exchange would be accepted. Even if our common shares were accepted for listing on the Nasdaq Small Cap Market or another exchange, the market liquidity of our common shares could be significantly affected if our common shares are no longer quoted on the Nasdaq National Market.

     In addition, should our common shares continue to be traded below US$5.00, our common shares could become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:


     . net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years;

     . net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

     . average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years.

     Unless an exception is available, the regulations require that, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market.


Future sales by existing shareholders may lower the price of our common shares which could result in losses to our shareholders

     As of June 16, 2000, there were 53,979,644 common shares outstanding. This includes the 900,790 common shares we sold to the selling shareholder, but excludes the 360,316 common shares which we will issue upon the exercise of the warrants we sold to the selling shareholder, on June 16, 2000. The shares we sold to the selling shareholder will become freely tradable if and when the Registration Statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission and these shares will remain freely tradable for so long as the Registration Statement remains effective. The shares issuable upon exercise of the selling shareholder's warrants also will be freely tradable for so long as the Registration Statement remains effective. Of the remaining outstanding shares, 48,837,214 common shares are freely tradable. The remaining common shares and common shares issuable upon exercise of options and warrants outstanding are eligible for sale to the public market in the United States as follows:

     . Our affiliates own 2,047,150 shares that may be sold subject to volume restrictions imposed by Rule 144. Our affiliates also own options to acquire an additional 2,365,000 shares. The shares to be issued upon exercise of these options may be freely sold under Rule 701, to the extent applicable.

     . Our employees and consultants who are not deemed affiliates hold options to buy a total of 1,439,550 shares. The shares to be issued by exercise of these options may be sold freely under Rule 701, to the extent applicable.

     . We may issue options to purchase up to an additional 2,850,400 shares under our stock option plan.

     . We have issued an additional 2,194,490 shares to non-affiliates which will become eligible for resale under Rule 144 at various times over the next 10 months.

     . In addition to the warrants issued to the selling shareholder, we have issued warrants to purchase a total of 3,040,146 shares. We have registered 2,040,146 shares issuable upon execution of these warrants for resale in Canada. The shares issued upon exercise of the outstanding warrants may be freely sold subject to the provisions of Rule 144, beginning one year after issuance.

Sale of substantial amounts of shares into the public market may lower the market price of our common shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (approximately 539,796 common shares) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 under the Securities Act of 1933 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Any of our employees, officers, directors or consultants who, prior to April 14, 1999, purchased his or her shares or received options to purchase common shares, pursuant to a written compensatory plan or contract, may be entitled to rely on the resale provisions of Rule 701 with respect to options or shares issued in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.



                                USE OF PROCEEDS

     All of the common shares offered by this prospectus are being offered by the selling shareholder. We will not receive any proceeds from sales of common shares by the selling shareholder.

                            SELECTED FINANCIAL DATA

     The following selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in our Annual Report on Form 20-F, incorporated into this prospectus by reference. The statement of operations data for the three-month period ended March 31, 2000 and 1999 and the balance sheet data as at March 31, 2000, as set forth below, are derived from our unaudited financial statements included in our Report of Form 6-K, dated May 2, 2000, incorporated into this prospectus by reference. In the opinion of our management, this data reflects all adjustments consisting of only normal recurring adjustments, necessary to present fairly the financial data for such period.

     Our financial statements and the selected financial data set forth below are presented in Canadian dollars. Where applicable, financial data presented in this table for the period ended and as at March 31, 2000 has been translated from Canadian dollars into U.S. dollars for convenience purposes at the representative exchange rates of $1.4538 to US$1.00, the noon buying rate in New York City on March 31, 2000 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Canadian dollar amount represents, or has been converted into, U.S. dollars at this or any other rate.

Statement of Operations:

                                                 Three Months Ended March 31
                                                 ---------------------------

                                                  2000       2000      1999
                                                  ----       ----      ----
                                                 (Cdn$)    (U.S.$)    (Cdn$)

                                                         (Unaudited)
                                           in thousands except for per share data)

Revenues.....................................   $ 6,604   $ 4,543    $ 5,015
Expenses                                          6,943     4,776      4,526
   Direct expenses...........................
   General and administrative................     3,841     2,642      2,416
    Advertising and promotion................     3,141     2,161      1,413
   Software development
     and technology..........................       434       299        186
   Depreciation and amortization.............       256       176         85
Interest (income)............................      (248)     (171)      (101)
                                                -------   -------    -------
Net loss.....................................   $14,367   $ 9,883    $ 8,525
Loss per basic share.........................   $(7,763)  $(5,340)   $(3,510)
Weighted average common                         $ (0.15)  $ (0.10)   $ (0.09)
   shares outstanding........................    52,879    52,879     38,529

Balance Sheet Data:
                                                   As at March 31
                                       -----------------------------------
                                               2000            2000
                                              (Cdn$)         (U.S.$)
                                                   (Unaudited)
                                                 (in thousands)
Working capital........................     $15,234         $10,479
Total assets...........................     $27,770         $19,101
Total short- and long-term deferred
revenue................................     $ 3,178         $ 2,186
Shareholders' equity....................    $22,072         $15,182

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We offer auction enabling technology and related services for the business-to-business market directly and through a series of strategic partnerships and alliances and for the business-to-consumer market through our Web site located at www.bid.com.

     We offer a comprehensive suite of services, including fixed price, traditional rising price auction, real time or live Dutch auction, and request for quotation/proposal formats.

     In September 1995, our business was commenced by Internet Liquidators Inc., an Ontario corporation. In May 1996, Internet Liquidators USA Inc., a wholly owned subsidiary of Internet Liquidators Inc., was incorporated under the laws of Florida, and Internet Liquidators International Inc., an Ontario Corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, our company was formed as an Ontario corporation by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc.

     From incorporation through April 1996, we had no revenues. During this period, we focused on development of our proprietary technology and computer infrastructure and the initial planning and development of our Web site and operations. We launched our business-to-consumer auction Web site in April 1996 under the URL www.internetliquidators.com, but did not begin to actively promote or advertise our Web site until May 1997. From April 1996 until May 1997, we focused on securing our initial relationships with America Online and The Toronto Star, which were concluded in February 1997, and developing an advertising and promotion plan for our business, while continuing to develop our technology and Web site and build our business infrastructure. We generated only minimal revenues during this period.

     In May 1997, we initiated our marketing and advertising campaign and, as a result, began generating more significant commercial revenues for business-to-consumer auctions conducted at our Web site. In March 1998, we changed our Web site address to www.bid.com.

     Business-to-Business. Commencing in 1999, we began to refocus our strategic sales strategy in favor of an international entry to the business-to-business market. New business-to- business alliances were created in which we typically secured an ongoing revenue sharing arrangement. We also established new offices in Dublin and Melbourne. On June 14, 2000, we announced our decision to accelerate our transition from the business-to-consumer market to the business-to-business market. To achieve this goal we plan to significantly curtail or eliminate our business-to-consumer auctions and related services over the remainder of 2000. As a result, we expect revenues from the business-to-consumer market to be significantly reduced, which will result in a substantial reduction in total revenues for fiscal year 2000, as compared to fiscal year 1999. We also plan to reduce advertising, promotion and other expenses associated with our business-to-consumer offerings. We believe that our services and products offering in the business-to-business market will enable us to earn higher margins than the services and products we have been offering in the business-to-consumer market and ultimately will help us improve our overall financial performance.

     Through the technology and services which we provide, we enable other businesses to enjoy the advantages of an online distribution strategy. Because of the modular nature of our software, the mix of products and services may be tailored to the needs of each client. Our software includes an ascending auction, live or real-time Dutch auction, request for proposal/quote auction, or fixed price format. We also offer a wide range of services, including consulting, research, training and implementation services. Customization and implementation may, depending upon the client, take several months, depending upon the objective of the customer, the complexity of the customer's information technology environments, and the resources directed by the customers to the implementation projects. The revenue structures and particular services provided vary depending upon the needs of the client, and we typically participate in a share of revenue or net revenue from each auction. The term of the agreements vary, and revenue from software licenses is deferred and amortized.

     Business-to-Consumer. Our policy is, generally, not to purchase inventory from merchandise vendors for resale on our auctions at www.bid.com. Rather, we usually acquire the right to sell the merchandise under arrangements with our vendors. These arrangements typically provide that the supplier will reserve for sale by us specified quantities of products for a fixed period of time without obligating us to purchase these products until sales are made to our customers. Prior to sale, we negotiate a reserve price with a particular vendor. When an auction is completed, we charge the successful bidder's credit card. We typically purchase merchandise from suppliers only after a customer has purchased and paid for the product. Title to the inventory passes to us at the time the goods are shipped to the customer. We record the gross amount as revenue upon verification of the credit card authorization and shipment of the merchandise to the customer. Inventory on our balance sheets reflect sales returns in transit and some inventory for resale. Both are valued at the lower of cost and net realizable value. Sales returns in transit may, at our option, be returned to suppliers for credit or held for resale.

     Historically, we have offered lower margin categories of products, such as computers, computer accessories and computer upgrades. While we plan to continue offering these product categories, we have shifted our product mix and increased the number and variety of goods in higher margin product categories, such as consumer electronics, toys, games, sporting goods, memorabilia, jewelry, collectible sports and entertainment cards and travel and entertainment products and services.

     In connection with the introduction of our marketing program in the third and fourth quarters of 1997, we initiated a promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. Due to competitive pressures we continued that approach throughout most of 1998 and 1999 and during the first quarter of 2000. As a result, our earnings were significantly impacted. We recorded advertising and promotional expenses related to our promotional pricing strategy of $698,000 for the year ended December 31, 1997, $3.52 million for the year ended December 31, 1998, $4.0 million for the year ended December 31, 1999 and $285,000 for the three months ended March 31, 2000. However, as we curtail or eliminate our business-to-consumer auctions and related services we plan to eliminate our promotional pricing and free shipping programs.

     We have entered into agreements to market a variety of new consumer items, including jewelry, talking sports memorabilia and video games, on our consumer auction site. In

November 1999, we reached a significant milestone with the two millionth visitor to our Canadian consumer Web site in November, 1999.


Results of Operations

Comparison of Three Months Ended March 31, 2000 to Three Months Ended March 31, 1999

     Revenues. Revenues are generated from auction enabling services, the sales of merchandise and shipping revenue from products sold on www.bid.com and advertising, consulting and related services. Revenues increased to $6.604 million for the quarter ended March 31, 2000 from $5.015 million for the quarter ended March 31, 1999, an increase of 31.7%. This quarterly increase was the result of increased bid activity and an increase in products offered for sale. We also waived shipping fees during the period in response to competitive pressure. The number of registered bidders increased to 209,000 in March 2000 as compared 190,000 registered bidders in March 1999, an increase of 10%.

     Direct expenses. Direct expenses reflect negotiated reserve prices with vendors and shipping costs for the supply of goods sold by us. Direct expenses were $6.943 million for the quarter ended March 31, 2000, as compared to $4.526 million for the quarter ended March 31, 1999. This increase was due primarily to a significant increase in sales during the period and an increase in shipping expense. Shipping expenses for the quarter ended March 31, 2000 were $438,000 as compared to $235,000 for the quarter ended March 31, 1999.

     Advertising and promotion expenses. Advertising and promotion expenses consist primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to strategic and marketing partners and other third parties from which we purchase advertising space, but does not include salaries and related expenses of our sales and marketing personnel which are included in general and administrative expenses. Advertising and promotion expenses were $3.141 million for the quarter ended March 31, 2000, as compared to $1.413 million for the quarter ended March 31, 1999, an increase of 122.3%. As a percentage of revenues, advertising and promotion expenses increased to 47.6% of revenues for the quarter ended March 31, 2000 from 28.2% for the quarter ended March 31, 1999. The increase in advertising and promotion expenditures during the quarter was primarily due to higher advertising commitments for the business-to-consumer market. During the quarter ended March 31, 2000, we incurred $946,000 of expenses under our marketing agreement with America Online as compared to $646,000 during the same period in 1999. The America Online agreement expired March 31, 2000 and has not been renewed. In addition two other advertising and marketing agreements expired during the first quarter of 2000 and were not renewed. We paid a total $1.4 million under those agreements during the quarter ended March 31, 2000, no payments were made under those agreements in 1999. Business-to-consumer promotional pricing expenses for the quarter ended March 31, 2000 decreased to $285,000, or 4.3% of revenues, from $411,000, or 8.2% of revenues for the quarter ended March 31, 1999. This decrease was primarily due to the curtailment of promotional pricing in favor of free shipping.

     General and administrative expenses. General and administrative expenses include, primarily: all salaries and related expenses, including benefits and payroll taxes, other than fees to independent contractors for research and development, and technology staff compensation, which are included in software and development expenses; facility costs; foreign exchange expenses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees and travel and related costs. General and administrative expenses increased to $3.841 million for the quarter ended March 31, 2000 from $2.416 million for the quarter ended March 31, 1999, an increase of 59%. As a percentage of revenues, general and administrative expenses increased to 58.2% of revenues for the quarter ended March 31, 2000 from 48.2% of revenues for the quarter ended March 31, 1999. The increase in general and administrative expenses includes additional opening-related expenses for our offices in Ireland and Australia, which we opened in 1999, and a significant increase in staffing, primarily associated with the expansion of our business-to-business activity. Our business-to-business sales and marketing staff increased 60% during the quarter ended March 31, 2000. There were no dedicated business-to-business staff for the quarter ended March 31, 1999. The total number of our employees, including business-to-business staff, increased by 22% during the quarter ended March 31, 2000. For the quarter ended March
31, 2000 there was a non-recurring charge of $1.0 million primarily related to strategic consulting costs.

     Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software, license agreements and research and development expenses, including fees to independent contractors and salaries and related expenses of our personnel engaged in these activities. Software development and technology expenses increased to $434,000 for the quarter ended March 31, 2000 from $186,000 for the quarter ended March 31, 1999, a 133.3% increase. As a percentage of revenues, software development and technology expenses increased to 6.6% of revenues for the quarter ended March 31, 2000 from 3.7% for the quarter ended March 31, 1999. The increase in software development and technology expenses is primarily attributable to development of a new generation auction enabling technology for our business-to-business activities and an increase in our technology staff of 63% during the quarter ended March 31, 2000.

     Depreciation and Amortization. Depreciation and amortization expense was $256,000 for the quarter ended March 31, 2000 compared to $85,000 for the quarter ended March 31, 1999, an increase of 201.2%. This increase was primarily due to amortization expenses relating to goodwill as a result of our investment in Point 2 Internet Systems Inc. in the second quarter of 1999.

     Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was $248,000 for the quarter ended March 31, 2000 as compared to $101,000 for the quarter ended March 31, 1999. This increase was due to higher average daily cash balances and increased rates of return.

     For a comparison of the results of our operations for the years ended December 31, 1999 and December 31, 1998, and a comparison of the results of our operations for years ended December 31, 1998 and December 31, 1997, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations" included in our Annual Report on Form 20-F, incorporated into this prospectus by reference.

Liquidity and Capital Resources

     Funding to Date. We have been funded to date primarily through a series of private placements of equity, in one instance a convertible debenture, sales of equity to and investments from strategic partners and cash flow from operations. We have received aggregate gross proceeds of $81.7 million through our private offerings, including, $3.1 million from the sale of common shares and warrants in 2000, $16.0 million of net proceeds from the sale of the special warrants in September 1999 and an aggregate of $34.7 million during 1999 from the exercise of options and common share purchase warrants sold in private offerings.

     During 1998, we issued a common share warrant for an aggregate purchase price of $1.9 million and 1,500,000 common shares for no additional consideration to Rogers Media. The common share purchase warrant entitled Rogers Media to acquire up to 100,000 common shares at a price of $1.40 per common share. These warrants were fully exercised by September 30, 1999.

     We also sold in a private placement a total of 8,100,000 special warrants at a price of $1.40 per special warrant for aggregate gross proceeds of $11.3 million. The special warrants were exercised on September 30, 1998, for 8,100,000 common shares and 4,050,000 share purchase warrants, each exercisable to purchase one common share at $1.65 per share. These warrants were fully exercised by September 30, 1999 resulting in aggregate proceeds to us of $6.682 million.

     We also granted to Yorkton Securities Inc., placement agent for the offering, compensation warrants entitling Yorkton to receive, without payment of any further consideration, options to purchase up to 860,000 units (each unit consisting of one common share and one-half of one share purchase warrant) at a price of $1.40 per unit at any time until November 4, 1999. The options were exercised for 860,000 common shares and 430,000 share purchase warrants resulting in proceeds to us of $1.204 million. These warrants were fully exercised by September 30, 1999 resulting in proceeds to us of $709,500.

     On November 30, 1998, we sold in a private placement 5,714,984 special warrants at a price of $1.75 per special warrant. We received proceeds of $10.001 million. The special warrants issued by us were exercised on January 28, 1999 for 5,714,984 common shares and 1,428,746 share purchase warrants, each exercisable to purchase one common share at $1.75 per share. As at December 31, 1999, all remaining share purchase warrants had been exercised.

     We also granted to Yorkton, the placement agent for this offering, compensation warrants which entitled Yorkton to receive, without payment of additional consideration, options to purchase up to 611,498 units at a price of $1.75 per unit at any time prior to December 31, 1999. In January 1999, Yorkton exercised the options for units consisting of 611,498 common shares and 152,875 common share purchase warrants, each exercisable to purchase one common share at $1.75 per share, resulting in proceeds to us of $1,070,122. These share purchase warrants were fully exercised by September 30, 1999 resulting in proceeds to us of $267,531.

     On September 30, 1999, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. The share purchase warrants, if and when exercised, are exercisable at a price of $10.00 per warrant until September 30, 2001 into an equivalent number of common shares. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (5%) and expenses of approximately $250,000 to yield net proceeds of $16,047,983.

     In June 2000 Acqua Wellington Value Fund Ltd. invested U.S.$2.1 million in our company. In exchange for its investment, we issued to Acqua Wellington a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit is comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant can be exercised to acquire one common share and is exercisable for two years at an exercise price US$2.68 per warrant. The purchase price was determined based on a formula tied to the market price of our common shares during the 15 day trading period ended June 8, 2000. We agreed to file this registration statement with the Securities and Exchange Commission and to keep this registration statement effective until the earlier of the date when all of the common shares, including those issuable upon exercise of the warrants, have been sold, or the date when all of the common shares, including those issuable upon exercise of the warrants, may be sold pursuant to Rule 144.

     Fixed Assets. Additions to fixed assets during 1997 were $247,000, primarily for computer hardware. During 1998 we invested $351,000 in fixed assets primarily for computer hardware, leasehold improvements and furniture and fixtures, and $68,000 for trademarks. During 1999 we invested $693,000 in fixed assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements. During the first quarter of 2000 we invested $160,000 in fixed assets primarily for computer hardware

     Other. During 1999 we issued $2.5 million of share capital for a strategic investment in Point 2 Internet Systems Inc. a heavy equipment listing service company, resulting in goodwill of $2.0 million. We also made strategic investments of approximately $5.4 million in SCS Solars, Computing Systems Inc., Megawheels.Com, Inc., Globalstore.com, Incorporated and Quackware, Inc. in 1999 and an additional strategic investment of approximately $300,000 in Quackware during the first quarter of 2000.

     During the second quarter of 2000, we made strategic investments of $2.1 million, including a $1.5 million investment in The Art Vault International Limited. Certain of our directors and officers, are affiliates of The Art Vault. For additional information, see "Interest of Management in Certain Transactions" included in our Annual Report on Form 20-F, incorporated into this prospectus by reference.

     We have an agreement with a financial institution that settles credit card transactions for online auction sales. Under this agreement, we are required to maintain a cash reserve account in an amount determined based on a percentage of sales for the preceding six months. As of March 31, 2000, we were required to maintain $1.441 million in this account. Subsequent to the end of the quarter, we re-negotiated this agreement. Currently we must maintain a cash reserve of US$250,000. This amount may be adjusted from time-to-time by the financial institution.

     Present Status. We have not earned profits to date and, at March 31, 2000, we had an accumulated deficit of approximately $56.3 million. We also have incurred negative cash flow from operations since inception and we have expended and expect to continue to expend substantial funds to continue to develop our technology, business-to-business auctions, multimedia auction platforms, the distribution of specialty products and other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses for the foreseeable future and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

     As of December 31, 1999 and June 19, 2000, we had cash on hand and marketable securities of approximately $21.5 million and $10.2 million, respectively. At this time, funds from operations are not sufficient to meet our anticipated financial needs. Based on current plans, we believe that current cash balances, anticipated funds from operations and proceeds which we expect to receive from the sale of certain of our investments will be sufficient to meet our needs into the first quarter of 2001. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

     We do not have committed sources of financing at this time and we cannot assure you that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

     Net Operating Losses for Tax Purposes. We have available an aggregate of approximately $56.2 million of net operating losses for tax purposes that may be used to reduce taxable income in future years. Of this amount, $113,000 expires in 2002, $1.9 million expires in 2003, $6.4 million expires in 2004, $19.8 million expires in 2005, $20.5 million expires in 2006 and $7.5 million expires in 2007. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

Year 2000

     In 1999, as the Year 2000 approached, an issue existed for companies that relied on computers as a result of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. Consequently, many software applications and programs may not have properly recognized calendar dates beginning in the Year 2000. If not corrected, these applications and programs could have failed or created erroneous results. To correctly identify the Year 2000, a four-digit year code field was required to be what is commonly termed "Year 2000 compliant."

     During 1999, we conducted a comprehensive examination of our information technology and communications systems and software applications to determine Year 2000 compliance. We hired a Year 2000 consultant to review our examination and the consultant's review was completed in November, 1999 assigning a low risk rating to our operations. We contacted significant suppliers and third-party service providers to identify Year 2000 problems and develop contingency plans to prevent the disruption of our business activities.

     Total costs attributable to Year 2000 compliance efforts, were approximately $260,000. As of the date of this prospectus, we have experienced no detrimental effects as a result of the Year 2000 compliance issue.

Foreign Currency Fluctuations

     We purchase substantially all of our products from suppliers, and sell substantially all of our products and services to customers, in U.S. dollars. We also incur a significant amount of advertising and marketing expenses in U.S. dollars. However, the majority of our other operating expenses are in Canadian dollars. Fluctuations in the U.S./Canadian dollar exchange rate with respect to our operations are a function, primarily, of:

     . the relative value of the Canadian dollar to the U.S. dollar at any given time, and

     . the relationship between the amount of revenues and financing received by us in U.S. dollars and the amount of our expenditures being paid in Canadian dollars, on the one hand, and the amount of revenues and financing received by us in Canadian dollars and the amount of our expenditures being paid in U.S. dollars, on the other hand.

     We do not have any hedging programs in place to manage the potential exposure to fluctuations in the U.S./Canadian dollar exchange rate.

     During the first quarter of 2000, there were $9,000 of foreign exchange gains, compared to an $98,000 of foreign exchange losses during the same period in 1999. The change resulted from the overall increase in the value of the Canadian dollar compared to the U.S. dollar during the first quarter of 2000 as compared to the first quarter of 1999.

Euro Conversion

     In June 1999, we opened an office in Dublin, Ireland to provide auction enabling and related services to European-based companies. Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002 (the "transition period"), when euro-denominated bills and coins will be introduced. During the transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. However, conversion rates no longer will be computed directly from one legacy currency to another. Instead, a "triangular" calculation must be utilized whereby an amount denominated in one legacy currency is first converted into a euro amount, and then the euro amount is converted into the second legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.

     We currently conduct business operations in U.S. and Canadian dollars. Since our information systems and processes generally accommodate multiple currencies, we anticipate that any necessary modifications to our information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and do not expect any failures that would have a material adverse effect on our financial position or results of operations, or that the costs of such modifications will have a material effect on our financial position or results of operations. We spent approximately $143,000 during the first quarter of 2000 to open and operate our Dublin office, including salaries, office rent and other expenses, including computers and telephones. These expenses included purchasing or modifying appropriate business software and arranging for banking relationships to allow us to invoice and accept payments, and pay our own suppliers, in legacy currencies and in euro.

     The auction enabling software that we provide in Europe is designed to be multi-currency capable. The software is capable of performing multiple currency conversions, including triangular conversions. During the euro transition period, we anticipate that partners to whom we will provide our auction enabling services will initially designate the currency zones in which they operate, and we can supplementally add zones to the auction software platform as these partners expand or move operations into other European countries. The cost of including the initial currency zones and of adding zones will be included within the fees. Licensees will therefore be able to price auction products in legacy currencies and euro denominations. In order to accept credit card payments in euro and legacy currencies, our customers will be required to enter into arrangements with local banking vendors that can support their auction operations with respect to euro transactions on a timely basis.

     We do not have in place any hedging programs to manage the potential exposure to fluctuations in the euro/Canadian dollar exchange rate. As European operations expand, we may need to evaluate our currency exchange costs and rate exposure with respect to the euro during and after the transition period.

                         INFORMATION ABOUT OUR COMPANY
                         -----------------------------

     For a detailed description of our business and information about our management, see our Annual Report on Form 20-F and the Form 6-Ks, which are incorporated into this prospectus by reference.

                             SELLING SHAREHOLDERS
                             --------------------

     The following table provides certain information with respect to the common shares currently held by the selling shareholder and the common shares issuable upon exercise of its warrants.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common shares. To our knowledge, the selling shareholder has sole voting and investment power with respect to its common shares. This information is based on information provided to us by the selling shareholder.

     Except as otherwise noted, all of the common shares owned by the selling shareholder are registered for sale pursuant to this prospectus. The selling shareholder, however, is not under any obligation to sell all or any portion of its common shares, nor is the selling shareholder obligated to sell any of its common shares immediately under this prospectus. We cannot estimate the number of the shares that will be held by the selling shareholder after completion of this offering. However, for the purposes of this table, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholder. We will not receive any proceeds from any sales of common shares by the selling shareholder.

     Except as described in our Annual Report on Form 20-F or otherwise noted in the footnotes following the table, the selling shareholder has not held any position or office, or has had a material relationship with our company or our subsidiaries or other affiliates within the past three years, other than owning the common shares.

                                                                                                   Percentage
                                                                                                   of Common
                                                                                   Number of         Shares
                                         Number of          Common Shares        Common Shares    Beneficially
                                       Common Shares           Offered           Beneficially        Owned
                                    Beneficially Owned     Pursuant to this          Owned           After
Selling Shareholder                Before Offering/(1)/    Prospectus/(2)/      After Offering      Offering
-------------------                --------------------    ---------------     --------------    -------------
Acqua Wellington Value Fund Ltd.          1,261,106           1,261,106                  0             0%

______
  (1)  Includes 360,316 common shares issuable upon exercise of warrants.
  (2)  Assumes the exercise of all warrants.

                             PLAN OF DISTRIBUTION
                             --------------------

     The common shares may be sold from time to time by the selling shareholder in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholder may offer its common shares in one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq National Market and The Toronto Stock Exchange;

     .  in the over-the-counter market;

     .  in private transactions;

     .  through options;

     .  by pledge to secure debts and other obligations; or

     .  a combination of any of the above transactions.

     The common shares described in this prospectus may be sold from time to time directly by the selling shareholder. Alternatively, the selling shareholder may from time to time offer common shares to or through underwriters, broker/dealers or agents. The selling shareholder and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholder may not be able to sell all of their shares under Rule 144 at one time. The selling shareholder may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     These common shares have not been registered in Canada and may not be distributed or sold in Canada until September 14, 2000, unless the shares are registered in Canada prior to that date or are distributed or sold pursuant to an exemption from registration.

     The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Securities Exchange Act of 1934 may apply to purchases and sales of common shares by the selling shareholder. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common shares.

     We have agreed to pay all of the expenses relating to the registration, offering and sale of the common shares by the selling shareholder to the public, other than commissions or discounts of underwriters, broker-dealers or agents. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

                         DESCRIPTION OF CAPITAL SHARES
                         -----------------------------

     The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of June 19, 2000, [53,979,644] common shares and no preference shares were issued and outstanding. The issued and outstanding common shares are fully paid and non-assessable.

     Holders of common shares are entitled to one vote per share in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Cumulative voting in the election of directors is not permitted. Holders of common shares have no redemption, conversion, preemptive or other subscription rights. The holders of the common shares are entitled to receive, on a pro-rata basis, such dividends as may be declared by the Board of Directors of our company out of funds legally available for such payments. In the event of the liquidation, dissolution or winding-up of our company, the holders of common shares will be entitled, subject to the rights of any holder of preferred shares, to share, on a pro rata basis, in all of the assets of our company remaining after payment of all our company's liabilities.

     Under our company's Articles of Amalgamation, the Board of Directors is authorized, subject to certain limitations prescribed by law, to issue an unlimited number of preference shares without shareholder approval in one or more series and to fix the designations, rights, privileges and restrictions thereof, including the dividend rate, conversion or exchange rights and redemption price of any such series. Our company's Articles of Amalgamation currently provide that all series of such preference shares are entitled to share ratably in the assets of our company in the event of liquidation, dissolution, or the winding up of the affairs of our company.

     Our company has not issued any preference shares to date. Any preference shares issued in the future could have conversion rights which may result in the issuance of additional common shares which could dilute the interests of the holders of common shares. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the common shares. Additionally, such shares could have dividend rates and redemption or other provisions which could adversely affect our company's ability to pay dividends on our common shares or prohibit payment of such dividends. Such shares could also be issued, under certain circumstances, in an attempt to prevent a takeover of our company, and such issuance could adversely impact holders of common shares who might vote in favor of a proposed merger, tender offer or similar transaction. Our company has no current plans to issue any preference shares.

     Our company's transfer agent and registrar for the common shares and warrant agent for our company's warrants is CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6, Canada.

                                 LEGAL MATTERS
                                 -------------

     The validity of the common shares and certain other matters with respect to Canadian law will be passed upon by our Canadian counsel Gowling, Strathy & Henderson, Toronto, Ontario. Baer Marks & Upham LLP, New York, New York is United States counsel with respect to matters of United States law.

     David W. Pamenter, a senior partner of our Canadian counsel Gowling, Strathy & Henderson, is a Director of our company. Mr. Pamenter holds options to purchase an aggregate of 72,500 common shares at exercise prices ranging from $6.35 to $7.10.

                                    EXPERTS
                                    -------

     Our financial statements as at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, which are incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, Chartered Accountants in Canada, as stated in their report incorporated by reference herein. Such financial statements have been incorporated by reference herein in reliance upon such report, given upon the authority of said firm as experts in auditing and accounting.

                      DOCUMENTS INCORPORATED BY REFERENCE
                      -----------------------------------

     The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus.

     The following documents are incorporated by reference into this prospectus and made a part hereof as of their respective dates:

     (a) Our Annual Report on Form 20-F (File No. 001-14835) dated May 19, 2000, containing audited financial statements for the fiscal year ended December 31, 1999;

     (b)  Our Report on Form 6-K dated May 2, 2000;

     (c)  Our Report on Form 6-K dated May 22, 2000;

     (d)  Our Report on Form 6-K dated May 30, 2000; and

     (e) Our Report on Form 6-K dated June 14, 2000.

     In addition, we also incorporate by reference all documents, which we file with the SEC after the date of this prospectus pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act, prior to the termination of this offering including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K. We may also incorporate in this prospectus any Form 6-K which we file with the SEC by identifying in that Form 6-K that is being incorporated by reference into this prospectus.

     You may request copies of these documents incorporated by reference into this prospectus at no cost. To receive a copy, write us at:

                           Bid.Com International Inc.
                          6725 Airport Road, Suite 201
                              Mississauga, Ontario
                                L4V 1V2  Canada
                           Attention: General Counsel
Or you can call us at (905) 672-7467. You also may obtain copies of these documents from the SEC at locations and in the manner described below.


                      WHERE YOU CAN FIND MORE INFORMATION
                      -----------------------------------

     We are subject to the information reporting requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's home page located at http://www.sec.gov, or you may read and copy any document at the public reference facilities maintained by the SEC at:

450 Fifth Street, N.W.      7 World Trade Center         500 West Madison Street
Room 1024                   New York, New York 10048     Suite 1400
Washington, D.C. 20549                                   Chicago, Illinois 60661

     You can also obtain copies of such material by mail from the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC's telephone number is 1-800-SEC-0330.

     We have filed with the SEC a Registration Statement on Form F-3 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus does not contain all the information set forth in or annexed as exhibits to the Registration Statement. For further information about us or the common shares offered by this prospectus, we refer you to the Registration Statement and to the financial statements, schedules and exhibits filed as part hereof or incorporated by reference herein. You can obtain copies of the Registration Statement, together with such financial statements, schedules and exhibits, from the public reference facilities of the SEC at the addresses listed above, upon payment of the charges prescribed therefor by the SEC. Statements contained in this prospectus as to the contents of any contract or other document that we refer to are not necessarily complete and, in each instance, we refer you to the copy of such contract or other documents, each such statement being qualified in its entirety by such reference.

================================================================================

                            1,261,106 COMMON SHARES

                          BID.COM INTERNATIONAL INC.

                  ___________________________________________

                        SELLING SHAREHOLDER'S PROSPECTUS

                             _____________________

                                 July __, 2000

                             _____________________

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

                                    PART II
                                    -------

                    INFORMATION NOT REQUIRED IN PROSPECTUS
                    --------------------------------------

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses of the Company in connection with the offering described in this Registration Statement. All of these expenses are being borne by the Company.


              Securities and Exchange Commission filing fee          $ 1,300
              Nasdaq and Toronto Stock Exchange listing fees         $23,000
              Accounting fees                                        $15,000
              Legal fees                                             $20,000
              Printing and engraving                                 $ 3,500
              Miscellaneous                                          $ 5,200
                       Total                                         $68,000

Item 15. Indemnification of Directors and Officers

     Section 136 of the Ontario Business Corporations Act and Article 7 of the Registrant's By-Laws provide for the indemnification of directors and officers of the Registrant. Under these provisions, the Registrant shall indemnify a director or officer of the Registrant (or a former director or officer) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer (or a former director or officer) is made a party by reason of his or her position with the Registrant, provided such director or officer:
(a) acted honestly and in good faith with a view to the best interests of the Registrant; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant, with the approval of a court, may indemnify a director or officer of the Registrant (or a former director or officer) against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer of the Registrant (or a former director or officer) is entitled to indemnification from the Registrant with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Registrant if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clauses (a) and (b) of the second sentence of this paragraph.

     The Registrant maintains directors' and officers' liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss, as defined in the policy, stemming from wrongful acts committed by directors and officers in their capacity as such, and (ii) provides for reimbursement to the Registrant for such loss when the Registrant is required to indemnify directors or officers for such loss pursuant to law or pursuant to effective certificate of incorporation or by-law provisions.

Item 16. Exhibits

     The following exhibits are being filed herewith:

      5.1 Opinion of Gowling, Strathy & Henderson as to the legality of the Common Shares
     23.1 Consent of Deloitte & Touche LLP, independents accountants of the Company
     23.2      Consent of Gowling, Strathy & Henderson (included in Exhibit 5.1)
     23.3      Consent of Baer Marks & Upham LLP
     24 Powers of Attorney (included on the executed signature page of this Registration Statement)

Item 17. Undertakings

     The undersigned Registrant hereby undertakes as follows:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

     (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.
               ---------

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mississauga, Province of Ontario, Canada, on the 6th day of July, 2000.

                                        BID.COM INTERNATIONAL INC.

                                        By: /s/ Jeffrey Lymburner
                                            ---------------------
                                            Jeffrey Lymburner
                                            President and
                                            Chief Executive Officer


                               POWER OF ATTORNEY
                               -----------------

KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Jeffrey Lymburner and Paul Hart or either of them, as his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                      Title                            Date
---------                      -----                            ----

/s/ Jeffrey Lymburner          Director, President and Chief    July 6, 2000
---------------------          Executive Officer (principal
Jeffrey Lymburner              executive officer)

/s/ Paul Hart                  Chief Financial Officer          July 6, 2000
-------------                  (principal financial officer
Paul Hart                      and principal accounting
                               officer)

/s/ Patrick J. Bourke          Chairman of the Board            July 6, 2000
---------------------
Patrick J. Bourke

/s/ Paul Godin                 Director                         July 6, 2000
--------------
Paul Godin

/s/ Dr. Duncan Copeland        Director                         July 6, 2000
-----------------------
Dr. Duncan Copeland

/s/ David Pamenter             Director                         July 6, 2000
------------------
David Pamenter

/s/ Charles S. Walker          Director                         July 6, 2000
---------------------
Charles S. Walker

/s/ James I. Moskos            Director                         July 6, 2000
-------------------
James I. Moskos

Authorized Representative in the United States:

BAER MARKS & UPHAM LLP

By: /s/ Steven S. Pretsfelder                                   July 6, 2000
    -------------------------
    Steven S. Pretsfelder

                         Index to Exhibits filed with
                        Form F-3 Registration Statement


Exhibit Number       Description
--------------       -----------

5.1 Opinion of Gowling, Strathy & Henderson as to the legality of the securities being registered hereby.

23.1 Consent of Deloitte & Touche LLP, independent accountants of the Company.

23.2                 Consent of Gowling, Strathy & Henderson (included in
                     Exhibit 5.1).

23.3                 Consent of Baer Marks & Upham LLP.

24 Power of Attorney (included on the signature page of this Registration Statement).